UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2009

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.	CPFL GERAÇÃO DE ENERGIA S.A.
A Publicly-Held Company	A Publicly-Held Company
Corporate Taxpayers’ ID (CNPJ/MF) nº	Corporate Taxpayers’ ID (CNPJ/MF) nº
02.429.144/0001-93	03.953.509/0001-47
Corporate Registry ID (NIRE)	Corporate Registry ID (NIRE)
35.300.186.133	35.300.179.595

MATERIAL FACT

Pursuant to Paragraph 4 of Article 157 of Law 6,404/76 and the Brazilian Securities and Exchange Commission (“CVM”) Instruction 358/02, CPFL Energia S.A. (“CPFL Energia”) and CPFL Geração de Energia S.A. (“CPFL Geração”), jointly wish to announce to their shareholders and the market in general of the following:

CPFL Geração, a company controlled by CPFL Energia, has signed a Quotas Purchase and Sell Contract (the “Purchase and Sell Contract”) for the purpose of acquiring the totality of the quotas representing the capital stock of the companies Santa Clara I Energias Renováveis Ltda., Santa Clara II Energias Renováveis Ltda., Santa Clara III Energias Renováveis Ltda., Santa Clara IV Energias Renováveis Ltda., Santa Clara V Energias Renováveis Ltda., Santa Clara VI Energias Renováveis Ltda. and Eurus VI Energias Renováveis Ltda. (jointly denominated the “Companies”) for the amount of R$ 31,618,800.00 (thirty-one million, six hundred and eighteen thousand, eight hundred reais). The conclusion of the acquisition of the quotas of the Companies is subject to compliance with certain conditions pursuant to the Purchase and Sell Contract.

The Companies were constituted for the specific purpose of developing and operating certain wind farms in locations situated in the state of Rio Grande do Norte, classified as “new enterprises” for electricity sector regulatory purposes, and registered with the National Electric Energy Agency - ANEEL through the intermediary of Order 2966 of August 11 2009 of the Head of Generation Concessions and Authorizations (hereafter designated jointly “Enterprises”). To this end, the Companies shall, in addition, comply with all the necessary requirements for eligibility in the bidding procedure, to be via auction, for the contracting of reserve electric energy pursuant to articles 3 and 3-A of Law 10,848 of March 15 2004, this procedure specific to contracting wind generated energy pursuant to Ordinance 147 of March 30 2009 and the applicable legislation.

CPFL Geração’s interest in the acquisition of the quotas representing the capital of the Companies is, through the said quotas and subject to compliance with all the requirements for eligibility in the aforementioned bidding procedure and the granting of the respective authorization, to develop and operate the Enterprises for the purpose of electric energy commercialization and, if applicable, the Certificated Reductions of Emissions. Management estimates that the Enterprises’ installed capacity will be approximately 180 megawatts.

São Paulo, September 28 2009.

CPFL ENERGIA S.A.	CPFL GERAÇÃO DE ENERGIA S.A.
José Antonio de Almeida Filippo	José Antonio de Almeida Filippo
Chief Financial and Investor Relations	Chief Financial and Investor Relations
Officer	Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2009

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.